Exhibit 2.1

DATED	2018
(1) NORTHERN POWER SYSTEMS INC. AND NORTHERN POWER SYSTEMS LTD (2) NATURAL GENERATION LIMITED

agreement for the sale and purchase of Contracts and Assets of Northern Power Systems Inc. and Northern Power Systems Ltd.

THIS AGREEMENT is made the 7th day of December 2018

AMONG

1. NORTHERN POWER SYSTEMS Inc. a company duly incorporated and existing under the laws of the State of Delaware, USA whose registered office is at c/o Corporation Service Company, 251 Little Falls Drive, Wilmington, County New Castle, DE, USA 19808 (“NPS, Inc.” or the “Vendor”); and NORTHERN POWER SYSTEMS LTD, a company duly incorporated and existing under the laws of the United Kingdom whose registered office is at 66 Prescot Street, London, England, E1 8NN (“NPS, Ltd.”); (NPS Ltd, is a party to this Agreement with respect to Section 5.2, Section 7, Section 8 of this Agreement and Section 8 of Schedule 1hereof and for no other purpose)); and

2. NATURAL GENERATION LIMITED (registered number 06029181) whose registered office is at Unit 3, Cligga Industrial Estate, St Georges Hill, Perranporth, Cornwall, TR6 0EB (the “Purchaser”).

WHEREAS

A	The Vendor, through its wholly owned subsidiary NPS Ltd, has until the date of this Agreement carried on certain businesses in the United Kingdom, including the business of service and maintenance of Turbines.

B	The Vendor is willing to sell and the Purchaser is willing to purchase the Contracts and Assets in respect of the Business relating thereto on the terms and conditions set out in this Agreement.

C	In connection with the purchase of the Contracts and Assets, the Vendor has agreed to license to Purchaser certain the Intellectual Property Rights to Purchaser and enter into a License Agreement of even date herewith for such purpose.

IT IS AGREED as FOLLOWS: -

DEFINITIONS

1.1	In this Agreement: -

(a)	unless the context otherwise requires, expressions set out below shall have the meanings assigned to them in this Clause:

“Assets”	the assets of the Business agreed to be sold and purchased pursuant to Clause 2.1;

“Assumed Liabilities”	the obligations and liabilities agreed to be assumed pursuant to Clause 2.2;

“Business”	the service and maintenance of wind turbines in the United Kingdom or UK (including remote, monitoring, support and advice);

“Business Records”	all available notices, correspondence, orders, enquiries and other documents relating the service history of the Turbines;

“Claim”	a claim by the Purchaser against the Vendor in respect of a breach of any Warranty (and “Claims” shall be construed accordingly);

“Completion”	means the completion of the sale and purchase of the Contracts and Assets in accordance with this Agreement;

“Completion Date”	the date on which Completion takes place;

"Confidential Business Information"	all or any confidential information relating to the following (details of which are not in the public domain) existing in any format and used exclusively in the Business and in respect of the Contracts and Assets: trade secrets, know how, business methods and financial information, prices, business plans, sales statistics, customer lists, technical information and other confidential information relating exclusively to the Business;

“Consideration”	the consideration payable for the Contracts and Assets specified in Clause 4;

“Contracts”	means all the customer service contracts entered into prior to Completion by the Vendor in relation to the Business with customers of the Business and which at Completion remain to be performed in whole or in part as listed in Appendix A;

“Employees”	the employees of the Business whose details are set out in Schedule 2;

“Encumbrance”	includes any interest or equity of any person (including any right to acquire, option or right of pre-emption) or any mortgage, charge, pledge, lien, assignment, hypothecation, security interest, title retention or any other security agreement or arrangement or obligation;

“Escrow Agreement”	the tripartite agreement of even date between the Vendor, the Purchaser and NSE to be entered into pursuant to clause 12.1 of the License Agreement;

"Excluded Assets"	the assets and rights set out Clause 3.1 as being excluded from the sale pursuant to this Agreement;

“Excluded Liabilities”	means the liabilities set out in Clause 3.2 as being excluded from the sale pursuant to this Agreement;

“Goodwill”	means the goodwill and undertaking of the Vendor in relation to the Business together with the exclusive rights of the Purchaser to represent itself to carry on the Business in succession to the Vendor;

“Intellectual Property Rights” or “IPRs”	means those rights set forth in the License Agreement. ;

“IT System”	means all computer hardware (including network and telecommunications equipment), monitoring, devices, data, systems and software (including associated user manuals, object code and source code and other materials sufficient to enable a reasonably skilled programmer to maintain the software that is the subject of Licence Agreement;

Invoices	means invoice numbers set forth below Invoice #s 013583 013587 013588 013586 013651 013652 013662 013663 013664 013665 013666 013667 013668 013584 013654

Invoiced Trade Debts	means all amounts owing from customers under the Invoices

Lender “License Agreement”	means Comerica Bank. means the license agreement of even date by and between NPS, Inc. and the Purchaser.
“ Extended Warranties”	means warranties that have been entered into by a customer in relation to a Contract for the period after the expiry of warranties covering a period of five years from commissioning (i.e from year 6 onwards) as clearly identified in Appendix A

“Parts in Transit” “PGP Contracts”

means replacement parts currently in transit from the USA to UK.

means Contracts where the performance guarantee provisions are included within the Contract (not a separate warranty) as clearly identified in Appendix A;

“Purchaser’s Business”	means the business carried on by the Purchaser before or after Completion and including but not limited to the installation and maintenance of turbines and other renewable energy systems;

“Purchaser’s Group”	at any time, the Purchaser together with each company which is at that time a subsidiary or holding company of the Purchaser or a subsidiary of a holding company of the Purchaser (as “subsidiary” and “holding company” are defined in Section 1159 of the Companies Act 2006 but after making the modifications to those statutory meanings described in Clause 1.1(g)); and any reference to a “member of the Purchaser’s Group” shall be construed accordingly;

“PSA”	means purchase sale agreement in relation to a Turbine entered into between the Vendor and a Customer;

“Purchaser’s Solicitors”	Wilde Law, Lower Ground Floor, 31 Lemon Street, Truro, Cornwall, TR1 2LS

Service Agreement	means a contract for the ongoing supply pf services and specifically not a warranty or a self-service arrangement.

“Stock”	means the relevant stock and parts of the Business as set out in Schedule 1 and Appendix C (;

“Tax” or “Taxation”	all taxes, levies, duties, imposts, charges and withholdings of any nature whatsoever, including taxes on gross or net income, profits or gains and taxes on receipts, sales, use, license, lease, documents, transfers, transaction duties, withholding, payroll and employment, together with all penalties, fines, charges and interest relating to any of them;

“Tools and Equipment”	those items of tools and equipment, including but not limited to the climbing kits, owned by the Vendor and used in connection with the Business as listed in Appendix B;

“Transfer Regulations”	the Transfer of Undertakings (Protection of Employment) Regulations 2006;

“Turbine”	any turbine subject to any Contract;

“VAT”	value added tax;

“VATA”	the Value Added Tax Act 1994;

“Vendor’s Group”	at any time, the Vendor together with each company which is at that time a subsidiary or holding company of the Vendor or a subsidiary of a holding company of the Vendor (as “subsidiary” and “holding company” are defined in Section 1159 of the Companies Act 2006 but after making the modifications to those statutory meanings described in Clause 1.1(g)); and any reference to a “member of the Vendor’s Group” shall be construed accordingly;

“Vehicles”	the vehicles set out in Schedule 1;

“Warranties”	the warranties set out in Exhibit A (and “Warranty” shall be construed accordingly);

“Working Day”	any day (except Saturdays and Sundays) on which banks in the City of London are open for domestic business; and

“Work-in-Progress”	the work-in-progress under the Contracts as at Completion.

(b)	references to Clauses, Recitals, Appendix, Exhibits and Schedules are, unless otherwise stated, references to Clauses, Recitals, Appendix, Exhibits and Schedules to this Agreement;

(c)	references to any gender shall include all genders and the singular shall include the plural and vice versa;

(d)	references to “persons” include bodies corporate, unincorporated associations, partnerships and individuals;

(e)	the headings are for convenience only and do not form part of this Agreement;

(f)	references to any statute or statutory provision shall be construed as references to that statute or provision as amended or re-enacted (before the date hereof) and shall include any provisions of which it is a re-enactment (whether with or without modification) and shall include any subordinate legislation made under relevant statutory provision;

(g)	words and expressions defined in the Companies Act 2006 shall have the meanings assigned to them therein save that there shall be the following modifications to the statutory meanings of “subsidiary” and “holding company”:

(i)	paragraph 6(1) of schedule 6 to the Companies Act 2006 shall be reworded as follows: “Rights held by a person (“A”) as nominee for another (“B”) shall be treated as held by B, and where A has been registered as a member of the company as nominee for B, B shall be deemed to be a member of the company in place of A in respect of all shares to which the nomination relates.”; and

(ii)	paragraph 7 of schedule 6 to the Companies Act 2006 shall be modified as follows: there shall be inserted after the words “shall be treated as held by the person providing the security” the following “(and if, in connection with or as a consequence of the provision of that security, some person other than the person providing the security is registered as a member of the company in respect of shares which are subject to the security, the person providing the security shall be deemed to be registered as a member of the company in respect of those shares)”;

(h)	references to writing shall include any mode of reproducing words in a legible and non-transitory form;

(i)	references to any document being “in the agreed form” means the form agreed between the Parties on or prior to the date of this Agreement and initialled for the purposes of identification by their respective solicitors;

(j)	references to a “party” or the “parties” mean a Party or the Parties to this Agreement;

(k)	references to “including” means including without limitation;

(l)	words and expressions defined in the Exhibits and Schedules shall have the meanings assigned to them therein;

(m)	references to the knowledge, information, belief or awareness of the Vendor in respect of the subject matter of a Warranty, shall be deemed to include any knowledge, information, belief or awareness which the Vendor would have if the Vendor had made all due and diligent enquiries into the subject matter of the warranty in which such reference appears.

2.	SALE

2.1	The Vendor shall sell with full title guarantee and the Purchaser shall purchase free from all Encumbrances with effect from the Completion Date for the Consideration and subject to the terms and conditions of this Agreement, the Business together with the Contracts and the following Assets:

(a)	the benefit (subject to the burden) of the Contracts (Appendix A) subject to the exclusions set out in Cause 3.2;

(b)	the Vehicles;

(c)	the Tools and Equipment;

(d)	the Stock;

(e)	the Business Records;

(f)	such Intellectual Property Rights as are licensed pursuant to the License Agreement;

(g)	such software as is licensed pursuant to the Licence Agreement;

(h)	the Goodwill; and

(i)	the Invoiced Trade Debts.

2.2	The execution of this Agreement and the sale of Assets by the Vendor contemplated hereunder is conditional upon and subject to the Vendor obtaining the necessary and required consent from Lender and the Vendor confirms (on behalf of the Vendor and NPS Ltd) that such consent has been obtained.

2.3	The Vendor (and/or NPS Ltd) shall use all reasonable endeavours to ensure that customers make payment of the Invoices to the Purchaser direct and shall hold any Invoiced Trade Debts received by them as agent for and bare trustee on behalf of the Purchaser and shall transfer any Invoiced Trade Debts without deduction to the Purchaser’s nominated account within two working days of receipt.

2.4	The Purchaser shall assume the following Assumed Liabilities:

(a)	the liability under Extended Warranties;

(b)	the liability under PGP contracts;

(c)	all the obligations and liabilities created by or arising under the Contracts that relate to the period after the Completion Date that are not Excluded Liabilities);

3.	ASSETS AND LIABILITIES NOT INCLUDED IN THE SALE

3.1	The following assets are expressly excluded from the sale and purchase of the Contracts and the Assets:

(a)	cash at bank (save for any payments received erroneously in relation to the Invoiced Trade Debts);

(b)	trade debtors (other than pursuant to the Contracts as provided in Appendix A);

(c)	any stock, spare parts, tools and equipment vehicles (other than the Stock, Tools and Equipment, and Vehicles set out in Schedule 1 and Appendix B and Appendix C that comprise part of the Assets);

(d)	the benefit and burden of any contracts entered into other than the Contracts (Appendix A).

3.2	The following Excluded Liabilities are expressly excluded from the sale and purchase of the Contracts and the Assets:

Specific to Turbines

(a)	all liabilities of the Vendor relating to or arising in connection with any breach of, product or service delivered or performed by any member of the Vendor’s Group in respect of the Product Sales Agreements (“PSA”) before the Completion Date;

(b)	all liabilities in relation to warranties given as part of a standard (two year) or extended (whether 1 year or 5 year) under a PSA, subject to Clause 10.2 and Clause 10.3;

(c)	all liabilities under any PGP commitment included in a warranty for the first and second year post commissioning of a Turbine given by the Vendor;

(d)	any products or service delivered in respect of any installation of any Turbine including in relation to bolts used in installations and defective turbine blades notwithstanding the disclosure in schedule 3;

any liability in relation to any product in relation to which the Vendor has given any form of warranty for which the Vendor has received payment).

General

(e)	all liabilities in respect of VAT, National Insurance and PAYE or other Taxation attributable to the Vendor in relation to the Business and/or the Assets and/or Assumed Employees and/or the Contracts;

(f)	all trade creditors (other than pursuant to the Contracts as provided in Appendix A)), bank and other overdrafts and loans owing by the Vendor;

(g)	all liabilities in relation to any property leased or owned by the Vendor;

(h)	save for Assumed Liabilities, all liabilities relating to any guarantees or warranties given by the Vendor to any customer in relation to goods sold or services rendered by the Vendor prior to the Completion Date;

(i)	all payments to sub-contractors for the period to Completion;

(j)	all debts, obligations, claims and liabilities relating to the Business or otherwise and any other contracts or arrangements of the Vendor; and

(k)	or breach of duty which are attributable to any act, neglect, omission or default of any member of the Vendor’s Group or any of their employees, sub-contractors or agents before the Completion Date;

3.3	Accept as set forth in this Agreement, nothing in this Agreement shall pass to the Purchaser or shall be construed as acceptance by the Purchaser of, any liability, debt, contract or other obligation of the Vendor (whether accrued, absolute, contingent, known or unknown) for anything done or omitted to be done before or at the Completion Date in the course of or in connection with the Business or the Assets. The Vendor shall indemnify the Purchaser against all losses suffered or incurred by the Purchaser arising out of or in connection with any such thing (including any Excluded Liabilities) and perform any such obligation falling due for performance or which should have been performed before the Completion Date.

4.	CONSIDERATION

4.1	The Consideration as agreed between the Vendor and the Purchaser shall be as follows for the Contracts and the Assets shall be as follows:

(a)	Contracts, Goodwill and IPR’s: £ 501,375.

(b)	Vehicles: £ 12,500.

(c)	Tools and Equipment: £ 25,331.

(d)	Stock: £94,791.

(e)	Parts in Transit £47,705.

(f)	Quantified PGP Payments, (to be paid to Vendor by the Purchaser): £30,264.

Less

(g)	Liquidated damages as of Completion Date on blade issues and other contracts: £35,307. (Evidence supporting the liquidated damages figures is set forth on Appendix E).

(h)	Prepayments received by the Vendor and agreed with the Purchaser as retained by the Vendor: £ 285,794.;

(i)	Salaries: £4,256. (from 1/12 to Completion Date)

(j)	VAT: £9,974

(k)	The amount quantified for defective turbine blades as £149,658. (Clause 10)

(l)	Total: £226,977

4.2	On Completion Date the Purchaser shall pay the Consideration as follows:

(a)	US$250,000 (≈ £196,010) by wire pursuant to the Lender’s wire instructions attached hereto; and

(b)	≈ £30,725 (being the balance of the total consideration set out in 4.1 (l) less the US$250,000 paid pursuant to clause 4.2 (a)) by wire pursuant to the Vendor’s wire instructions attached hereto.

4.3	The parties agree that the sending to the Lender of the amount set out in 4.2(a) in accordance with the Lender’s wire instructions shall constitute unconditional discharge on the part of the Purchaser to make payment of that amount of the Consideration to the Vendor and the Purchaser shall have no liability or obligation to the Lender or to verify receipt of the payment by the Lender;

5.	COMPLETION

5.1	Completion of the sale and purchase hereby agreed shall take place immediately following the execution and exchange of this Agreement at the offices of the Purchaser’s Solicitors (or at such other place as the Vendor and the Purchaser shall agree).

5.2	At Completion, the Vendor (and NPS Ltd with respect to Clause 5.2 (v), (vi) and (vii)), shall:

(a)	deliver or cause to be delivered to the Purchaser:

(i)	a copy of this Agreement duly executed by the Vendor.

(ii)	all physical items among the Assets hereby agreed to be sold title to which is capable of passing by physical delivery;

(iii)	the written consent of any debenture holder or mortgagee or other person whose consent is necessary to the sale of any of the Contracts and/or Assets together with the appropriate release;

(iv)	written confirmation all third-party consents required to give the Purchaser the full benefits of the Assets;

(v)	a copy of the minutes of a meeting of the directors of the Vendor and NPS Ltd authorising the sale of the Contracts and Assets for the Consideration and authorising the execution by the Vendor and NPS Ltd of this Agreement;

(vi)	provide or make available any and all records relating to National Insurance and PAYE payments for the Transferring Employees and to section 49 of the VATA 1994; and

(vii)	provide or make available or relevant personal data relating to the Employees;

(viii)	evidence, in an agreed form, of the full-service history of each Turbine;

(ix)	copies of each Contract and any other relevant and/or ancillary documentation in respect of the Contracts and Assets;

(x)	source code for the software that is licensed pursuant to the License Agreement;

(xi)	a copy of the License Agreement duly executed by the Vendor;

(xii)	A copy of the Escrow Agreement duly executed by the Vendor and NSE; and

(xiii)	Evidence of the waiver of security and consent from Comerica Bank in relation to this Agreement.

(b)	Support Purchaser from Completion to March 31, 2019 in Purchaser’s efforts (on equipment including hardware and third party software purchased at the Purchaser’s cost but at the Vendor’s direction) to implement and install a fully assembled and operational IT System;

5.3	Subject to the due performance and compliance in full by the Vendor of its obligations under Clause 5.2 the Purchaser shall at Completion:

(a)	Make the payment referred to in Clause 4.2

(b)	deliver or cause to be delivered to the Vendor:

(i)	a copy of the minutes of the meeting of the directors of the Purchaser authorising the purchase of the Contracts and Assets for the Consideration and authorising the execution by the Purchaser of this Agreement; and

(ii)	a copy of this Agreement duly executed by the Purchaser.

(iii)	a copy of the License Agreement duly executed by the Purchaser.

6.	CONTRACTS

6.1	With effect from Completion the Vendor transfers all its rights and obligations under the Contracts to the Purchaser and the Purchaser agrees to perform the Contracts in substitution for the Vendor.

7.	EMPLOYEES

7.1	NPS Ltd and the Purchaser acknowledge and agree that the sale and purchase pursuant to this Agreement will constitute a relevant transfer for the purposes of the Transfer Regulations and that the Vendor will not terminate the contract of employment of any of the employees which shall be transferred to the Purchaser pursuant to TUPE with effect from the Completion Date.

7.2	NPS Ltd undertakes to the Purchaser:

(a)	that it has complied with all of its obligations and those of any of its predecessors (whether or not legally binding and including those it would be expected to comply with by any regulatory or other body to which it is subject) due to or in connection with the Employees or any body representing them (or any of the said obligations the Vendor would have had under or in connection with such contracts but for TUPE);

(b)	that it has paid all sums due in relation to the Employees up to the Completion Date (whether arising under common law, statute, equity or otherwise) including all remuneration, expenses, national insurance and pension contributions; and

(c)	to indemnify the Purchaser against all losses suffered or incurred by the Purchaser arising out of or in connection with the Vendor’s failure to comply with this Clause 7.

8.	RESTRICTIVE COVENANTS

8.1	The Vendor undertakes that they will not, nor any member of the Vendor’s Group (including NPS Ltd) will either alone or in conjunction with or on behalf of or through the agency of any other person, do any of the following things:

(a)	at any time enter into a licence of the “Smartview” Software that is the subject of the Licence Agreement with any third party in the UK without such third party agreeing and acknowledging that Vendor has granted a royalty-free, nontransferable, nonsublicensable, exclusive license to the Purchaser;

(b)	within the period of ten years after the Completion Date carry on or be engaged directly or indirectly interested in carrying on any business which is directly competitive with the Business, the Purchaser’s Business and/or Contracts as carried on at the Completion Date, in an area within which the Vendor carried on the Business (Notwithstanding the forgoing this Section 8.1(b) shall not prohibit, preclude, and/or limit Vendor’s ability to manufacture, market and sell its current and any future line of wind turbines, or sell and deploy software for the purposes of monitoring and operating turbines sold by Vendor in any jurisdiction, including the UK or enter into or engage in any business, business opportunity, agreement and/or commercial arrangement with respect to energy storage, energy storage projects and/or equipment (“NPS Sales/Business Initiatives”.) For the sake of clarity, the parties hereto acknowledge and agree that NPS Sales/Business Initiatives shall not include service and maintenance (O&M) services in the UK;

(c)	except in connection with NPS Sales/Business Initiatives, within the period of ten years after the Completion Date seek the custom of or send any correspondence or mailings to (whether written, e-mail, telephone or otherwise) any person that is at the Completion Date, or that has been at any time during the period of 18 months immediately preceding that date, a customer of the Business; and

(d)	within the period of three years after the Completion Date entice or attempt to entice away, any Employee listed in Schedule 2 of the Business.

8.2	The Vendor agrees that the benefit of each of the undertakings contained in Clause 8.1 shall be deemed to be separate and severable so that if one or more of the undertakings is held to be against the public interest or unlawful or in any way unreasonable restraint of trade, the remaining undertakings shall continue to bind the Vendor.

8.3	The parties hereby agree that each of the restrictions contained in Clause 8.1 is reasonable but if any such restriction shall be found to be void but would be valid if some part thereof were deleted or the period or the area of application reduced, such restriction shall apply with such modification as may be necessary to make it valid and effective.

9.	WARRANTIES

9.1	With respect to Exhibit A hereto, the Vendor:

(a)	warrants to the Purchaser in the terms set out in Exhibit A;

(b)	accepts that the Purchaser is entering into this Agreement in reliance upon each of the Warranties;

(c)	undertakes to disclose to the Purchaser anything which is or may be a breach of or inconsistent with, any of the Warranties immediately when it comes to their notice; and

(d)	undertakes (in the event of any claim being made against them in connection with the sale of the Contracts and Assets to the Purchaser) not to make any claim against any Assumed Employee on whom they may have relied before agreeing to any term of this Agreement or giving any warranty or representation or undertaking.

9.2	Each of the Warranties set forth on Exhibit A hereto shall be construed as a separate warranty and (save as expressly provided to the contrary) shall not be limited or restricted by reference to or inference from the terms of any other Warranty or any other term of this Agreement.

9.3	The liability of the Vendor for Claims with respect to the Warranties set forth on Exhibit A hereto shall be limited as follows:

(a)	the Vendor shall not be liable for a Claim unless the aggregate amount of the liability of the Vendor under all Claims exceeds £10,000 and, in the event, that such sum is exceeded, the Vendor shall be liable for the full amount and not just the excess whether under a single Claim or a series of Claims;

(b)	a Claim shall be unenforceable unless written particulars thereof (giving details of the specific matter in respect of which such Claim is made and the estimated amount thereof, each as then known to the Purchaser) shall have been given to the Vendor by the date which is twelve months after the first anniversary of the Completion Date; and any claim duly notified shall become and unenforceable at the end of two years from notification unless proceedings have been served on the Vendor, and

(c)	the aggregate maximum liability of the Vendor under the Warranties for any Turbine shall be capped at the amount of the total consideration set out in clause 4.1 (l) .

This Clause 9.3 is not applicable to liabilities related to PGP obligations.

For the avoidance of doubt, nothing in this Agreement shall exclude and/or in any way limit any liability of the Vendors arising as a result of any fraud, wilful concealment or dishonesty.

10.	PURCHASER ASSISTANCE

Purchaser assistance for Blades Under NPS Technical Service Bulletin 105 (“TSB “105”)

10.1	The Parties agree and acknowledge that the Vendor has been notified of certain defects in certain Turbine blades and Vendor has disclosed the existence of such defects to Purchaser. The Parties have agreed a reduction to the purchase price in consideration for the Purchaser carrying out work (including labour and parts) in the aggregate amount of £149,658 and a maximum of £8,803 per any individual turbine (19 turbines total being the 17 set out below and serial numbers 1200 and 1201) and notwithstanding the disclosure in Schedule 3 the Vendor acknowledges and agrees that the liability for the defective Turbine blades is excluded from the sale and purchase pursuant to clause 3.2 and undertakes to indemnify the Purchaser in relation to any further claims or losses pursuant to its obligations under clause 3.3:-

Serial Number	Postcode	Estimated Cost
1044	PE13 5NN	£ 5,346.20
1059	ML11 8ET	£ 3,089.80
1060	CA7 3NB	£ 4,152.20
1063	ML7 5TS	£ 2,778.40
1064	EH34 5DU	£ 3,251.80
1067	ML7 5TS	£ 2,778.40
1068	ML7 5TJ	£ 2,782.60
1069	EH48 3BN	£ 2,775.60
1070	EH40 3DX	£ 3,263.00
1071	AB45 3AP	£ 4,527.80
1091	AB53 5RL	£ 2,958.00
1094	SY23 5LS	£ 5,849.90
1117	PA29 6XS	£ 4,471.80
1144	KA4 8NP	£ 3,395.60
1145	S72 0BX	£ 4,865.80
1146	S72 0BX	£ 2,210.00
1147	SA70 8NR	£ 6,411.20
Plus storage and repair:		£ 84,750.00
Total		£149,658.10

Purchaser Assistance for Pre-Completion PSA Identified Claims (excludes claims with respect to TSB 105 highlighted above).

10.2	The Vendor has provided a list of outstanding warranty work under PSA’s and the Purchaser has agreed to complete such outstanding warranty work (covering labor, mobilization and T&L) within the Consideration on the basis that:

(a)	No more than 20 hours is required on each affected Turbine (total 2,000 hours).

(b)	The parts are supplied free of charge by the Vendor (and should be marked as such in Appendix C); and

(c)	any further work in excess of 2,000 total hours will be charged at £40 per hour worked by each individual and additional parts not covered by Clause 10.2(b) will be charged to the Vendor at cost price for parts or if available from Vendor’s then current inventory supplied to Purchaser free of charge.

Purchaser Assistance for Post Completion PSA Claims (excludes claims with respect to TSB 105 highlighted above).

10.3	After Completion and in respect of all PSAs and related turbine serial numbers covered under this Agreement, covered by a Service Agreement or PGP between a customer and the Purchaser only or in connection with any turbine serial # that is not currently under a service agreement with Vendor as of Completion Date, but Purchaser post-closing of this transaction enters into a service agreement with respect to such turbine, the Purchaser has agreed to assist the Vendor to:

(a)	to manage any warranty claims arising in relation to the Vendors and their customers from the PSA’s (“PSA Claim(s)”);

(b)	to provide labour without charge for each PSA Claim, other than PSA Claims relating to blades, mainframes, towers, hubs and generators;

(c)	to assume the costs and expense of Vendor parts and machinery, excluding blades, mainframes, towers, hubs, generators, yaw systems and transformers up to a maximum value of GBP 380 per PSA Claim.

11.	VALUE ADDED TAX

11.1	The Parties intend that section 49(1) of the VATA (“section 49(1)”) and Article 5 of the Value Added Tax (Special Provisions) Order 1995 (“Article 5”) will apply to the transfer of the Business and the Assets and the Vendor and the Purchaser agree to use all reasonable endeavours to secure that the transfer is treated as neither a supply of goods nor a supply of services pursuant to the provisions of Article 5.

11.2	In the event that Her Majesty’s Revenue and Customs issue to the Vendor written confirmation that VAT is chargeable in relation to the transfer or any part of it (the “Confirmation”), then subject to receipt by the Purchaser of an appropriate VAT invoice in relation thereto and a copy of the Confirmation the Purchaser shall forthwith pay to the Vendor an amount equal to the amount of the VAT payable.

11.3	In the event that an amount is paid by the Purchaser to the Vendor in respect of VAT which is not properly chargeable (“Improper VAT”), the Vendor shall repay to the Purchaser an amount equal to such Improper VAT.

12.	NO ASSIGNMENT

12.1	This Agreement shall be binding upon and enure for the benefit of the successors of the Parties but shall not subject to Clause 12.2 be assignable by either Party without the prior written consent of the other.

12.2	All or any of the Purchaser’s rights under this Agreement may be assigned by the Purchaser to any other member of the Purchaser’s Group and by such a member to any other member of the Purchaser’s Group, provided that if any such member to which rights are assigned ceases to be a member of the Purchaser’s Group, it shall assign the rights to a member of the Purchaser’s Group.

13.	ANNOUNCEMENTS

Each Party undertakes that it shall not at any time without the prior written consent of the other Party make any announcement or produce any circular relating to the subject matter hereof except as required by law or any regulatory body. COSTS

Each Party shall pay all legal and other costs (including stamp duties) incurred by them in relation to the preparation and completion of this Agreement and any matters or documentation ancillary hereto.

14.	NOTICES & ANCILLARY MATTERS

14.1	All notices or other communications under this Agreement will be in writing and sent to the person and address in clause 14.2. They may be given, and will be deemed received: by first-class post: two Business Days after posting; by airmail: seven Business Days after posting; and by hand: on delivery; and

14.2	Notices will be sent:

(a)	to the Vendors at the address stated above and copies by email to: ivor@naturalgen.co.uk; and

(b)	to the Purchasers at the address above and copied by email to: Reinout Oussoren at roussoren@northernpower.com.

14.3	Either Party may change the address to which such notices to it are to be delivered by giving not less than five Business Days’ notice to the other Party.

14.4	No notice given under this Agreement shall be validly served if sent by email.

14.5	If any part of any provision of this Agreement shall be to any extent invalid or unenforceable, that shall not affect the validity or enforceability of the remainder of such provision or of any other provision of this Agreement.

14.6	Save where this Agreement expressly provides otherwise, any right conferred on any Party by this Agreement shall be in addition to and without prejudice to all other rights and remedies available to such Party and no exercise or failure to exercise or delay in exercising a right or remedy shall constitute a waiver by a Party of that or any other right or remedy available to it.

14.7	The failure of any Party at any time or times to require performance of any provision hereof shall not affect such Party’s right to enforce such provision at a later time.

14.8	Where any amount is payable by the Vendor to the Purchaser under or in connection with the agreements or any of the documents referred to in it, the Purchaser shall be entitled to set-off that amount against any amount payable by it to the Vendor under or in connection with this Agreement or any documents referred to in it.

14.9	No waiver by any Party of its rights or of the obligations of any other Party pursuant to this Agreement shall be effective unless given by written notice specifying the particular circumstances or matters in respect of which such waiver is given. Any waiver so given shall be irrevocable and shall be effective only in respect of the circumstances or matters so specified. No waiver by any Party of any breach of any term, covenant, or warranty contained in this Agreement in any one or more instances shall be deemed to be or construed as a further or continuing waiver of any such breach or be deemed to be or construed as a waiver of the breach of any other term, covenant, or warranty in this Agreement.

14.10	This Agreement may be executed in any number of counterparts and by the Parties on separate counterparts each of which shall constitute an original but all the counterparts shall together constitute but one and the same document.

15.	THIRD PARTY RIGHTS

15.1	Save as expressly provided in Clause 16.2, the Parties to this Agreement do not intend that any term of this Agreement should be enforceable, by virtue of the Contracts (Rights of Third Parties) Act 1999, by any person who is not a party to this Agreement.

15.2	The terms of this Agreement may be enforced by any member of the Vendor’s Group subject to and in accordance with the terms of this Agreement and the Contracts (Rights of Third Parties) Act 1999 where it is reasonably apparent from the terms of this Agreement that the Parties intend that the relevant provision should be enforceable by such member of the Vendor’s Group.

15.3	Notwithstanding that any term of this Agreement may be or becomes enforceable by a person who is not a party to it, the consent of such third party shall not be required in order for all or any terms of this Agreement to be varied, amended or modified or for this Agreement to be suspended, cancelled, terminated or rescinded.

16.	ENTIRE AGREEMENT

This Agreement, the Schedules, Exhibits, Appendix, including the License Agreement and the documents to be executed under it, constitute the entire agreement between the Parties relating to the sale and purchase of the Business and Assets. No future variation shall be effected unless made in writing and signed by each of the Parties. In the event of a conflict between this Agreement and the License Agreement with respect to Intellectual Property Rights, the License Agreement shall govern.

17.	FURTHER ASSURANCE

The Vendor shall at the Vendor’s sole cost do, execute and perform (or procure the doing, execution or performance of) all such acts, deeds documents and things as the Purchaser may from time to time reasonably require for giving effect to this Agreement including without limitation in relation to any action in relation to:

(a)	Licensing the IPR’s pursuant to the License Agreement under any relevant state law of the USA or other jurisdiction;

18.	GOVERNING LAW AND JURISDICTION

This Agreement shall be governed by English law and the Parties hereby submit to the exclusive jurisdiction of the English Courts.

AS WITNESS the hands of the duly authorised representatives of the Parties the day and year first before written

Exhibit A

WARRANTIES

1	Capacity of the Vendor

1.1	The Vendor and NPS Ltd each has all requisite power and authority, and have taken all necessary corporate action, to enable it to enter into and perform this Agreement and all agreements and documents entered into, or to be entered into, pursuant to the terms of this Agreement.

1.2	The signature, execution and performance of this Agreement and all documents ancillary to it by the Vendor and NPS Ltd have been duly authorised by all necessary acts of such Vendor and NPS Ltd and its respective board of directors.

1.3	The Vendor and NPS Ltd have obtained all necessary third party consents including the Lender’s consent and the entering into of this Agreement by the Vendor and NPS Ltd will not infringe the terms of any agreement with a third party.

2	Information

2.1	The information provided to the Purchaser in Schedules 1, 2 and 3, Appendix A, Appendix B, Appendix C, Appendix Eand Appendix E which are incorporated herein by reference is in all material respects true, accurate and not misleading.

2.2	The materials provided to the Purchaser in the data room and are materially true and no information in relation to Contracts or reports in relation to Turbines have been deliberately withheld.

3	Title to the Assets

3.1	The Assets comprise all assets now used in the Business and that are necessary for the continuation of the Business as now carried on. The Business does not depend on the use of assets owned by or facilities provided by the Vendor which are not being acquired under this Agreement.

3.2	All of the Assets are in the legal and beneficial ownership of the Vendor, free from any third party right or encumbrance and from any contractual agreement to grant the same.

3.3	The Contracts are the only contracts entered into, or which will have been entered into, prior to the Completion Date by or on behalf of the Vendor in connection with the Business which at the Completion Date will remain to be performed in whole or in part by the Vendor.

4	The Contracts

4.1	None of the Contracts is ultra vires by the Vendor and the Vendor is entitled to assign each of the Contracts without obtaining prior consent to the assignment from each customer pursuant to the terms each Contract.

4.2	All the Contracts are in full force and effect, and have been duly complied with, and the Vendor has not received notice of and so far as it is aware nothing has occurred whereby any of them is or could be subject to early termination, or which has given or may give rise to any claim under any of them by any party to them.

4.3	Details of all the material terms of each of the Contracts have been fully provided and annexed to this Agreement as Appendix A and none of the Contracts:

(a)	was entered into otherwise than in the ordinary and usual course of business of the Business;

(b)	is of an unusual or abnormal nature, or not fully on an arm’s length basis; or

(c)	cannot readily be fulfilled or performed by the Vendor on time without undue or unusual expenditure of money or effort.

4.4	Other than as set out in this Agreement, no threat or claim of default under any Contract has been made and is outstanding against the Vendor and so far as the Vendor is aware there is nothing whereby any Contract may be terminated or rescinded by any other party or whereby the terms may be worsened as against the Vendor or the Purchaser or whereby the Business or the Assets may be prejudiced as a result of anything done or omitted or permitted to be done by the Vendor.

4.5	So far as the Vendor is aware this Agreement will not entitle any person to terminate or avoid or have any adverse effect on any Contract.

4.6	So far as the Vendor is aware there is no dispute outstanding between the Vendor and any of the customers under the Contracts and so far as the Vendor is aware there are no facts or circumstances likely to give rise to any such dispute and all amounts due and payable under the Contracts have been paid.

4.7	The Vendor has in all material respects complied with its obligations under the Contracts and all servicing of all Turbines that are the subject of Contracts is up to date, there are no overruns save as where Disclosed, and so far as the Vendor is aware the Vendor is not in material breach of any of the Contracts.

4.8	The Vendor has been able to freely access all sites in order to carry out its obligations pursuant to the Contracts.

4.9	The Vendor has not been notified of any material faults in any Turbines or groundworks in relation to any Turbines that are the subject of any Contracts.

4.10	Each Contract that has not been signed has been provided to the respective customer.

4.11	Details and contractual agreements of all sub-contractors, manufacturers and/or third parties used or employed in relation to the installation of the Turbines or performance of the Contracts have been disclosed and provided.

4.12	Details and contractual agreements of all suppliers of parts or third party supplier of parts, used, employed and/or contracted by the Vendor, in relation to the performance of the Contracts, the Assets or in the course of the Business have been disclosed and provided.

4.13	There are no disputes with sub-contractors insofar as they relate to the Business and all sub-contractor invoices insofar as they relate to the Business have been paid.

4.14	Neither the Vendor nor any persons Connected with the Vendor has any direct or indirect interest in any business which has a close trading relationship with the Business, or which is or is likely to become competitive with the Business.

5	Condition and adequacy of Assets

5.1	The Tools and Equipment:

(a)	is in good repair and condition (subject to fair wear and tear);

(b)	is in satisfactory working order;

(c)	has been properly and regularly serviced and maintained;

(d)	is not in the opinion of the Vendor surplus to the requirements of the Business.

6	Installation of the Turbines

6.1	The Vendor is not aware of any issues, claims, matters and/or otherwise in respect of the installation of the Turbines and will be wholly and fully liable for each and any claims, repairs, break-downs, issues and/or otherwise that arise regarding the installation of each Turbine whensoever arising.

6.2	Each of the Turbines has been commissioned and the commissioning date for each Turbine is set out in Appendix A.

7	Maintenance and Records

7.1	The Vendor has complete, accurate and up-to-date records and full-service history details in respect of the installation of each Turbine.

8	Employees and Pension

8.1	The Employees are the only persons to whose contracts of employment regulation 4 of TUPE will apply on Completion and the details set out in Schedule 2 are materially correct.

8.2	All material facts and issues whether oral or written, express or implied concerning the Employees’ employment in the Business have been disclosed in writing to the Purchaser, including (without limitation) for each Employee.

8.3	NPS Ltd has complied with all its obligations (including all orders and awards made) under all legislation, regulations, codes of practice, contracts, policies and procedures affecting the Employees and/or their representatives.

8.4	There are no existing or anticipated disciplinary or performance issues, grievances, claims, disputes or otherwise involving NPS Ltd and any Employee.

8.5	NPS Ltd has not at any time been subject to any inquiry, investigation, non-discrimination notice or other enforcement measure or agreed undertaking in lieu of enforcement action in connection with discrimination or human rights legislation nor received any statutory discrimination questionnaires relating to any Employee.

8.6	NPS Ltd has complied with its automatic enrolment obligations as required by the Pensions Act 2008 and associated legislation and established pension scheme. GF20027001 pursuant to which Employer contribution is no more that statutory minimum and all contributions or obligations on party of the employer cease on termination of employment. Full details of this compliance have been uploaded to the data room including (but not limited to) any documents relating to the staging date for the Vendor, copies of any correspondence between NPS Ltd and the Pensions Regulator regarding auto-enrolment, copies of any records kept in accordance with regulations 5 to 8 of the Employers’ Duties (Registration and Compliance) Regulations 2010 in respect of the Employees and details of any Employees who have opted out and copies of any opt-out letters in respect of those employees. No notices, fines, or other sanctions have been issued by the Pensions Regulator and no instances of non-compliance with the automatic enrolment obligations have been notified to the Pension Regulator in respect of the Vendor.

8.7	Save for the pension scheme referred to in paragraph 8.6, NPS Ltd has no obligation (whether or not legally binding) to provide or contribute towards pension, lump sum, death, ill-health, disability or accident benefits in respect of the Employees. No proposal or announcement has been made to any Employee about the introduction, continuance, increase or improvement of, or payment of a contribution towards any other pension, lump sum, death, ill-health, disability or accident benefit.

8.8	The claims or complaints have been made or are pending or threatened in respect of the provision of (or failure to provide) pension, lump sum, death, ill-health, disability or accident benefits in relation to any of the Employees and there is no fact or circumstance likely to give rise to such claims or complaints.

8.9	NPS Ltd has paid all sums, salary, pension contributions and benefits, including in respect of each Employee (including taxes, insurance and obligations owed to HMRC).

8.10	All material terms and conditions and contact details for sub-contractors have been supplied in writing and within five (5) business of the Completion the Vendor shall pay all sums in respect of all sub-contractors.

9	Statutory Restrictions

9.1	The Vendor has not committed or omitted to do any act or thing in relation to the Business, the Contracts and/or Assets which could give rise to any material fine or penalty.

9.2	The Vendor is not party to any agreement, arrangement or practice which restricts its freedom to carry on the whole or any part of the Contracts and/or Assets or to use or exploit any of the Contracts and/or Assets in any part of the world in the manner in which it is now carried on.

9.3	Neither the Vendor nor any of its officers, agents or employees have done or omitted to do any act or thing which is or could be in contravention or breach of or the subject of inquiry, investigation or proceedings under the provisions of any Act, order, regulation or the like, whether made in or pertaining to the United Kingdom or elsewhere, giving rise to any fine, penalty, default, proceedings or other such liability in relation to the Business or any of the Assets.

10	Defective Products/Services

10.1	Except as set forth on Schedule 3, there are no outstanding claims against the Vendor in respect of defects in quality, delays in delivery, completion of contracts, deficiencies of design or performance of equipment or otherwise relating to liability for goods or services supplied, or to be supplied, by the Vendor and so far as the Vendor is aware no such claims are threatened or anticipated.

11	Litigation

11.1	The Vendor and Vendor’s Group, nor any person for whose acts or omissions they may be vicariously liable, are engaged in or subject to any civil, criminal or arbitration proceedings in relation to the Business, the Contracts, the Assets, their Sub Contractors, their Manufacturers, their Suppliers, third parties or any of them, and so far as the Vendor is aware there are no such proceedings pending or threatened by or against the Vendor or the Vendor’s Group or against any such person. There are no facts or circumstances likely to give rise to any such proceedings and there are no judgments outstanding against the Vendor and the Vendor’s Group which affect or might affect any of the Assets and Contracts.

11.2	The Vendor and the Vendor’s Group are not, in relation to the Business, the Contracts and/or Assets, the subject of any investigation, inquiry or enforcement proceedings or process by any governmental, administrative or regulatory body and/or other authority or third party.

12	Insolvency

12.1	No petition has been presented, no order has been made and no resolution has been passed for the winding up of the Vendor, no administrative receiver, receiver and / or manager has been appointed of the whole or any part of the property of the Vendor, no administration order has been made appointing an administrator in respect of the Vendor, no petition has been presented for an administration order in respect of the Vendor and there are no facts known to the Vendor which could give rise to any of the events or circumstances referred to in this warranty. The Vendor (and NPS Ltd) in each case has not stopped payment, is not insolvent and is not unable or deemed unable to pay its debts (within the meaning given by section 123 of the Insolvency Act 1986) or any equivalent legislation applicable to the Vendor.

13	Guarantee

13.1	There is not now outstanding in respect of the Business any guarantee or agreement for indemnity or for suretyship given by or for the accommodation of the Business otherwise than by the Vendor and all such guarantees or agreements have been disclosed in the Disclosure Letter.

14	Taxation

14.1	Neither HM Revenue and Customs nor the Department of Health and Social Security nor any other fiscal or other regulatory authority have conducted any investigation into the Business (or any part thereof) and neither the Vendor nor its agents have received any written notification that any such investigation is pending or threatened. At the date of this Agreement no dispute exists between the Vendor and any such authority in relation to the Business nor are there any circumstances in existence which may give rise to such a dispute.

14.2	There is no outstanding Inland Revenue charge (as defined in section 237 Inheritance Tax Act 1984) over any of the Assets and there are in existence no circumstances by virtue of which any such power as mentioned in section 212 Inheritance Tax Act 1984 could be exercised in relation to any of the Assets.

15	VAT

15.1	The Vendor maintains correct and up to date records for the purposes of all legislation relating to VAT and is not subject to any condition imposed by the Commissioners of Customs and Excise under paragraph 6 Schedule 11 VATA.

15.2	The Vendor has not received any Notices issued under Regulations 166A of the Value Added Tax Regulations 1995 that have not been given effect by the method laid down in Regulation 127D of those Regulations.

15.3	None of the Assets are such that Part XV of the Value Added Tax Regulations 1995 apply to them.

15.4	All supplies of goods and services made by the Business are taxable supplies for the purposes of the VATA and the Vendor has not been and will not be denied credit for any input tax by reason of the operation of section 26 VATA in respect of the Business or otherwise.

15.5	There are no outstanding claims made by the Vendor under section 36 VATA.

15.6	The Business has not received any supplies of a type described in Schedule 5 VATA.

15.7	No supplies are made or received by the Business in the circumstances mentioned in section 43(2A) VATA and which are not disregarded under the provisions of section 43(1)(a) VATA.

16	[Intentionally Left Blank]

17	Intellectual Property Rights

17.1	The Business does not require any Intellectual Property Rights other than the IPR’s licensed to the Purchaser pursuant to the License Agreement in order to carry on the Business as it is and has been currently carried on prior to Completion Date.

17.2	The Vendor has obtained all necessary consents to enable the Vendor to enter into the License Agreement and the escrow arrangements without infringing any third party rights and is able to grant the licences set out therein free from any and all encumbrances.

18	Compliance

18.1	All legislation and all orders, provisions, directions and conditions relating to the Contracts and Assets or the conduct of the Business (including VAT) have been duly complied with in all respects.

18.2	All necessary licences, consents, permits (public and private) have been obtained to enable the Vendors to carry on the Business and/or perform the Contracts effectively in the manner in which they are now carried on and all such licences, consents, permits, are valid and subsisting. The Vendor knows of no reason why any of them should be suspended, cancelled or revoked or the benefit of them should not continue to be enjoyed by the Purchaser or other owner for the time being of the Business, the Contracts and the Assets or any part of them.

19	[Intentionally Left Blank]

20	Insurance

20.1	In the two years preceding the date of this Agreement, all claims made by the Vendor in relation to the Business, the Assets and the Contracts under its insurance policies have been settled in full by the relevant insurers and the Disclosure Letter sets out the full details of such claims and settlements.

20.2	No claim is outstanding or pending under any insurance policy maintained in respect of the Business, the Assets and Contracts and no circumstances exist which may give rise to such claim.

21	Effect of Agreement

21.1	The execution and delivery of this Agreement and the fulfilment and performance of and compliance with the terms of this Agreement do not and will not:

(a)	conflict with, violate or result in a breach of the terms, provisions or conditions of any of the Contracts or any law, undertaking to, or judgment, order, injunction or decree of, any Court; or

(b)	relieve any person of any contractual or other obligation under any of the Contracts or entitle any person to terminate any such obligation.

This document has been executed as a Deed and is delivered and takes effect on the date stated at the beginning of it.

EXECUTED as a DEED by
NORTHERN POWER SYSTEMS INC. acting by a Co-Interim Chief Executive Officer		______________________________ Signature: Reinout Oussoren
in the presence of:
WITNESS
Signature:	……………….....................
Print name:	……………….....................
Address:	……………….....................
……………….....................
……………….....................
Occupation:	……………….....................

EXECUTED as a DEED by
NORTHERN POWER SYSTEMS LTD**. acting by a Director		______________________________ Signature: Reinout Oussoren
** NPS Ltd, is a party to this Agreement with respect to Section 5.2, Section 7, Section 8.1 and Section 8 of Schedule 1 hereof and for no other purpose) in the presence of:
WITNESS
Signature:	……………….....................
Print name:	……………….....................
Address:	……………….....................
……………….....................
……………….....................
Occupation:	……………….....................

EXECUTED as a DEED by
NATURAL GENERATION LIMITED acting by a Director		______________________________
Signature
in the presence of:
WITNESS
Signature:	……………….....................
Print name:	……………….....................
Address:	……………….....................
……………….....................
……………….....................
Occupation:	……………….....................